UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Amendment No. 3)1

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Under the Securities Exchange Act of 1934

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SUNAIR SERVICES CORPORATION

(Name of Issuer)

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Common Stock, $0.10 par value

(Title of Class of Securities)

867017105

(CUSIP Number)

Michael Brauser

595 S. Federal Highway

Suite 600

Boca Raton, FL 33432

(561) 544-2450

Dru Schmitt

13 Twin Springs Lane

St. Louis, MO 63124

(314) 401-6887

Michael Herman

c/o Heat Waves

1160 Lake Plaza Drive

Suite 210

Colorado Springs, CO 80906

(719) 475-7775

Joseph Q. DiMartini

4 Carrswold

Clayton, MO 63105

(314) 517-5571

Leon Brauser

7218 Ayrshire Lane

Boca Raton, FL 33496

(954) 907-1945

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(561) 689-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the

following box.	✓

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 2 of 4 Pages)
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[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867017105	13D	Page 3 of 4 Pages

Introductory Statement

This Amendment No. 3 (the “Amendment”) to the Schedule 13D amends and supplements the Schedule 13D previously filed jointly by Michael Brauser, Dru Schmitt, Michael Herman, Joseph Q. DiMartini and Leon Brauser (together, the “Reporting Persons”) filed on September 29, 2008, Amendment No. 1 filed on October 21, 2008, and Amendment No. 2 filed on February 2, 2009.  This Amendment relates to three of the Reporting Persons’ response to the press release issued by Sunair Services Corporation on February 5, 2009.  Except as provided herein, this Amendment does not modify any of the information previously reported.

Item 7.

Materials to be filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit 2.

Response to the Sunair Press Release.

CUSIP No. 867017105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009

By:	/s/ MICHAEL BRAUSER
/s/ MICHAEL HERMAN
/s/ DRU A. SCHMITT
/s/ JOSEPH Q. DIMARTINI
/s/ LEON BRAUSER

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).